UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

                 Ouster, Inc.

(Name of Issuer)

                        Common Stock, $0.0001 par value per share

(Titles of Class of Securities)

                               G2283K110

(CUSIP Number)

                           March 11, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2283K110		13G	Page 2 of [•]
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jacob Goldfield
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 10,886,622
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,886,622
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,886,622
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (1)
12	TYPE OF REPORTING PERSON* IN

(1) The calculation is based on 161,343,284 shares of Common Stock (as defined herein) issued and outstanding as of June 30, 2021 as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on August 19, 2021.

CUSIP No. G2283K110		13G	Page 3 of [•]
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Sharing LLC Ouster PS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 456,889
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 456,889
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 456,889
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3% (1)
12	TYPE OF REPORTING PERSON* OO

(1) The calculation is based on 161,343,284 shares of Common Stock (as defined herein) issued and outstanding as of June 30, 2021 as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on August 19, 2021.

CUSIP No. G2283K110		13G	Page 4 of [•]
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Sharing LLC Ouster 2 PS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,726,512
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,726,512
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,726,512
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.2% (1)
12	TYPE OF REPORTING PERSON* OO

(1) The calculation is based on 161,343,284 shares of Common Stock (as defined herein) issued and outstanding as of June 30, 2021 as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on August 19, 2021.

CUSIP No. G2283K110		13G	Page 5 of [•]
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Sharing LLC Ouster 3 PS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,703,221
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,703,221
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,703,221
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.3% (1)
12	TYPE OF REPORTING PERSON* OO

(1) The calculation is based on 161,343,284 shares of Common Stock (as defined herein) issued and outstanding as of June 30, 2021 as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on August 19, 2021.

Item 1(a).	Name of Issuer:

Ouster, Inc. (f/k/a Colonnade Acquisition Corp.)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1400 Centrepark Blvd, Suite 810
West Palm Beach, FL 33401

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by:

(i) Sharing LLC Ouster PS, a series of a Delaware series limited liability company (“Sharing”);

(ii) Sharing LLC Ouster 2 PS, a series of a Delaware series limited liability company (“Sharing 2”);

(iii) Sharing LLC Ouster 3 PS, a series of a Delaware series limited liability company (“Sharing 3”); and

(iv) Jacob Goldfield, the sole managing member of Sharing LLC, a Delaware series limited liability company, of which each of Sharing, Sharing 2 and Sharing 3 are a series.

Because of the relationship of Mr. Goldfield to Sharing, Sharing 2 and Sharing 3, Mr. Goldfield may be deemed to beneficially own the shares of Common Stock set forth in this statement.

Each of Mr. Goldfield, Sharing, Sharing 2 and Sharing 3 is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

33 Union Square West

New York, New York 10003

Item 2(c).	Citizenship:

See responses to Item 4 of each of the cover pages.

Item 2(d).	Titles of Classes of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

G2283K110

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________

Item 4.	Ownership
	(a)	Amount Beneficially Owned:
See responses to Item 9 on each cover page.
	(b)	Percent of Class:
See responses to Item 11 on each cover page.
	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.
(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2021

Jacob Goldfield By: /s/ Jacob Goldfield
Name:	Jacob Goldfield

Sharing LLC Ouster PS

By: /s/ Jacob Goldfield
Name:	Jacob Goldfield
Title:	Managing Member

Sharing LLC Ouster 2 PS

By: /s/ Jacob Goldfield
Name:	Jacob Goldfield
Title:	Managing Member

Sharing LLC Ouster 3 PS

By: /s/ Jacob Goldfield
Name:	Jacob Goldfield
Title:	Managing Member

Exhibit Index

Exhibit 1	Joint Filing Agreement, by and among Sharing, Sharing 2, Sharing 3 and Jacob Goldfield, dated as of March 23, 2021.*